UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q and 10-QSB	☐ Form N-SAR

	For Period Ended:	June 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:	N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I - REGISTRANT INFORMATION

ROTARY POWER INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

P.O. Box 128, Wood-Ridge, New Jersey 07075-0128
Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period:

The Company was unable to pay outstanding fees owed to the independent accountant for its past auditing and review services, and the Company’s independent accountant was therefore unable to commence and complete its review by the required filing date of the Form 10-QSB.  As of the date of this filing, the Company will have paid the requisite outstanding fees to the independent accountant.  The independent accountant has advised the Company that they will review the financial statements in sufficient time to allow the Company to file the Form 10-QSB by August 19, 2002.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ronald G. McKeown	(973)	470-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROTARY POWER INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2002	By	/s/ Ronald G. McKeown
Ronald G. McKeown President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Form 12b-25

Part IV - Item (3)

Explanation of anticipated change in results of operations from the corresponding period for the last fiscal year.

Results of operations are anticipated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2002 Anticipated	2001 Actual	2002 Anticipated	2001 Actual
Revenues	$32	$—	$32	$—

Cost of revenues	6,498	—	11,450	—
General and administrative expense	999,043	649,122	1,341,827	1,094,456
Loss From Operations	(1,005,509)	(649,122)	(1,353,245)	(1,094,456)
Total Other Income (Expense)	14,682	14,000	18,182	(155,869)
Extraordinary income item, net of taxes of $357,811	—	—	—	3,485,473
Net Income (Loss)	(990,827)	(637,909)	(1,335,063)	2,142,672
Loss from operations before extraordinary items per common share	$(0.04)	$(0.04)	$(0.06)	$(0.09)
Net income (loss) per share	$(0.04)	$(0.04)	$(0.06)	$0.14